WORTHINGTON ARMSTRONG VENTURE

Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

Independent Auditors’ Report

The Board of Directors

Worthington Armstrong Venture:

We have audited the accompanying consolidated balance sheets of Worthington Armstrong Venture as of December 31, 2003 and 2002, and the related consolidated statements of income, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worthington Armstrong Venture as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the consolidated financial statements, Worthington Armstrong Venture changed its method of accounting for goodwill and other intangible assets in 2002.

/s/ KPMG LLP

April 16, 2004

Philadelphia, Pennsylvania

WORTHINGTON ARMSTRONG VENTURE

Consolidated Balance Sheets

December 31, 2003 and 2002

(In thousands)

	2003	2002
Assets

Current assets:
Cash and cash equivalents	$42,058	30,833
Accounts receivable, net	25,844	21,439
Inventory, net	24,656	28,611
Other current assets	500	471

Total current assets	93,058	81,354

Property, plant, and equipment, net	26,278	28,433
Goodwill and other intangibles, net	2,094	1,832
Other assets	3,942	1,530

Total assets	$125,372	113,149

Liabilities and Partners’ Equity

Current liabilities:
Current installments of long-term debt	$50,000	—
Accounts payable	10,229	11,028
Accrued expenses	3,090	3,145
Taxes payable	827	569

Total current liabilities	64,146	14,742

Long-term liabilities:
Long-term debt	—	50,000
Deferred income taxes	870	680
Other long-term liabilities	3,060	2,944

Total long-term liabilities	3,930	53,624

Total liabilities	68,076	68,366

Partners’ equity:
Contributed capital	22,638	22,638
Retained earnings	33,080	23,339
Accumulated other comprehensive income (loss)	1,578	(1,194)

Total partners’ equity	57,296	44,783

Total liabilities and partners’ equity	$125,372	113,149

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Income

Years ended December 31, 2003, 2002, and 2001

(In thousands)

	2003	2002	2001
Net sales	$213,819	201,363	200,130
Cost of sales	(152,087)	(142,181)	(145,405)

Gross margin	61,732	59,182	54,725
Selling, general, and administrative expenses	(17,952)	(18,054)	(19,223)

	43,780	41,128	35,502
Other income, net	40	78	133
Interest expense, net	(862)	(1,060)	(2,277)

Income before income tax expense	42,958	40,146	33,358
Income tax expense	(1,217)	(917)	(1,074)

Net income	$41,741	39,229	32,284

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Partners’ Equity

Year ended December 31, 2003, 2002 and 2001

(In thousands)

	Contributed capital		Retained earnings	Accumulated other comprehensive income (loss)	Total partners’ equity	Comprehensive income (loss)
	Armstrong Ventures Inc.	Worthington Steel Company, a Delaware corporation
Balance, December 31, 2000	$12,925	9,713	13,826	(2,557)	33,907	—
Net Income			32,284	—	32,284	32,284
Distributions	—	—	(27,000)	—	(27,000)	—
Additional minimum pension liability	—	—	—	(62)	(62)	(62)
Foreign currency translation adjustments	—	—	—	(590)	(590)	(590)

Balance, December 31, 2001	12,925	9,713	19,110	(3,209)	38,539	31,632

Net income			39,229		39,229	39,229
Distributions	—	—	(35,000)	—	(35,000)	—
Additional minimum pension liability	—	—	—	(1,429)	(1,429)	(1,429)
Foreign currency translation adjustments	—	—	—	3,444	3,444	3,444

Balance, December 31, 2002	12,925	9,713	23,339	(1,194)	44,783	41,244

Net income	—	—	41,741	—	41,741	41,741
Distributions	—	—	(32,000)	—	(32,000)	—
Additional minimum pension liability	—	—	—	(1,662)	(1,662)	(1,662)
Foreign currency translation adjustments	—	—	—	4,434	4,434	4,434

Balance, December 31, 2003	$12,925	9,713	33,080	1,578	57,296	44,513

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2002, and 2001

(In thousands)

	2003	2002	2001
Cash flows from operating activities:
Net income	$41,741	39,229	32,284
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,244	5,046	5,221
Deferred income taxes	314	(417)	(516)
Change in accounts receivable	(3,284)	(306)	8,626
Change in inventory	5,057	(5,240)	1,753
Change in accounts payable and accrued expenses	(1,248)	1,339	(2,816)
Other	(3,487)	1,188	(194)

Net cash provided by operating activities	44,337	40,839	44,358

Cash flows from investing activities:
Purchases of property, plant, and equipment	(2,167)	(3,021)	(2,842)
Sale of property, plant, and equipment	30	6	5

Net cash used in investing activities	(2,137)	(3,015)	(2,837)

Cash flows from financing activities:
Change in short-term borrowings, net	—	(903)	600
Reduction of long-term debt	—	(841)	(1,516)
Distributions paid	(32,000)	(35,000)	(27,000)

Net cash used in financing activities	(32,000)	(36,744)	(27,916)

Effect of exchange rate changes on cash and cash equivalents	1,025	1,138	(113)

Net increase in cash and cash equivalents	11,225	2,218	13,492
Cash and cash equivalents at beginning of year	30,833	28,615	15,123

Cash and cash equivalents at end of year	$42,058	30,833	28,615

Supplemental disclosures:
Cash and cash equivalents paid for interest	$1,212	1,604	3,432
Cash and cash equivalents paid for income taxes	1,115	1,139	1,305

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(1)	Description of Business

Worthington Armstrong Venture (the Company or WAVE) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc., a subsidiary of Armstrong Holdings, Inc. and Worthington Steel Company, a Delaware corporation, a subsidiary of Worthington Industries, Inc. Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has manufacturing plants located in the United States, France, Spain, the United Kingdom, and the Peoples Republic of China.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include management estimates and judgments, where appropriate. Actual results could differ from those estimates.

(b)	Consolidation Policy

The consolidated financial statements include the accounts of the Worthington Armstrong Venture and its subsidiaries. All significant intercompany transactions have been eliminated.

(c)	Revenue Recognition

The Company recognizes revenue from the sale of products and the related accounts receivable when title transfers, generally on the date of shipment. Provision is made for estimated applicable discounts and losses. During 2002, agreements with independent U.S. distributors related to sales of certain products to major home center retailers were amended. Sales are recorded under these agreements when the products are shipped from the distributor’s locations to these retailers. Approximately $1,515,000 of revenue and $826,000 of operating income was recorded in 2003 for products shipped to these distributors during 2002.

(d)	Advertising Costs

The Company recognizes advertising expenses as they are incurred. Advertising expense amounted to $897,000, $1,002,000, and $1,012,000 for the years ended December 31, 2003, 2002, and 2001 respectively.

(e)	Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense amounted to $1,080,000, $1,354,000, and $1,355,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

(f)	Taxes

The Company is a joint venture partnership in the United States, and accordingly, all U.S. federal and state income taxes are the responsibility of the two joint venture partners. Deferred income taxes and liabilities are recognized for foreign subsidiaries for taxes estimated to be payable in future years based upon differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are determined using enacted rates expected to apply to taxable income in the years the temporary differences are expected to be recovered or settled.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(g)	Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

(h)	Long-Lived Assets

Property, plant, and equipment are stated at acquisition cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight-line basis over the useful lives as follows: buildings, 40 years; machinery and equipment, 5 to 12 years. Effective January 1, 2002 WAVE adopted Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which provides guidance on the accounting for the impairment or disposal of long-lived assets. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The adoption of SFAS No. 144 did not have an impact on WAVE’s results of operations or financial position.

(i)	Goodwill and Other Intangibles

Effective January 1, 2002 WAVE adopted SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with determinable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment. As of January 1, 2002, the Company had unamortized goodwill of $1,379,000 related to its Spanish subsidiary and unamortized identifiable intangible assets in the amount of $109,000, all of which were subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill was $138,000 for the year ended December 31, 2001. The impairment tests performed in 2003 and 2002 did not result in an impairment of the Company’s goodwill.

(j)	Foreign Currency Translation and Transactions

For subsidiaries with functional currencies other than the U.S. dollar, income statement items are translated into dollars at average exchange rates throughout the year and balance sheet items are translated at year-end exchange rates. Gains or losses on foreign currency transactions are recognized in “other income, net” in the income statement.

(k)	Cash and Cash Equivalents

Short-term cash investments that have maturities of three months or less when purchased are considered to be cash equivalents.

(l)	Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(3)	Accounts Receivable

Generally, the Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $399,000 and $600,000 at December 31, 2003 and 2002, respectively.

(4)	Inventory

	2003	2002
	(thousands)
Finished goods	$12,806	12,767
Goods in process	49	150
Raw materials	9,532	11,645
Supplies	3,004	3,156

	25,391	27,718
Inventory reserves and adjustment to actual cost	(735)	893

Total inventory, net	$24,656	28,611

The adjustment to actual cost represents the allocation of purchasing and production variances to inventory in order to record it at actual cost.

(5)	Property, Plant, and Equipment

	2003	2002
	(thousands)
Land	$1,302	1,198
Buildings	9,140	8,708
Machinery and equipment	59,270	54,325
Construction in process	843	1,542

	70,555	65,773
Accumulated depreciation	(44,277)	(37,340)

Total property, plant, and equipment, net	$26,278	28,433

Depreciation expense amounted to $5,127,000, $4,969,000, and $5,011,000 in 2003, 2002, and 2001, respectively.

(6)	Goodwill and Other Intangibles

Goodwill increased by $322,000 and $252,000 during 2003 and 2002, respectively, due to foreign currency translation.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

The following table details amounts related to intangible assets as of December 31, 2003 and 2002.

	2003	2002
	(thousands)
Computer software and other	$1,038	954
Accumulated amortization	(897)	(753)

Intangible assets, net	$141	201

Amortization expense	$93	77

Computer software is amortized on a straight-line basis using useful lives of three to seven years.

The expected annual amortization expense for intangible assets is as follows: 2004, $85,000; 2005, $53,000; and 2006, $3,000.

(7)	Financial Instruments

The Company does not hold or issue financial instruments for trading purposes. The carrying amounts of cash and cash equivalents, receivables, accounts payable, and accrued expenses approximate their fair value due to the short-term maturity of these instruments. The carrying value of debt approximates fair value as the debt carries a variable interest rate.

(8)	Derivative Financial Instruments

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The Company regularly monitors developments in the capital markets and may enter into currency transactions with established counterparties having investment grade ratings. Contracts are entered into for periods consistent with underlying exposure and do not constitute positions independent of those exposures. The Company uses derivative financial instruments as risk management tools and not for speculative trading purposes.

The Company held no derivative instruments on January 1, 2001. During 2001, the Company entered into a foreign currency forward exchange contract to hedge exposures created by an intercompany loan. The underlying intercompany loan is classified as short-term, and translation adjustments related to the loan are recorded in other income. The related derivative contract is classified as a fair value hedge and the offsetting gains and losses on the contract are also recorded in other income. The impact of the derivative contract was not material to the Company’s consolidated statement of income during 2002 or 2001, or to the consolidated balance sheet at December 31, 2002. The derivative contract expired in 2003, and the Company held no derivative instruments at December 31, 2003.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(9)	Debt

Outstanding debt and the related average interest rate at December 31, 2003 and 2002 are as follows:

	2003		2002
	(thousands)
Long-term debt:
Floating rate bank loan, interest payable quarterly, principal due 2004	50,000	2.12%	50,000	2.80%
Less current installments	50,000	2.12	—	—

Long-term debt	$—	—%	50,000	2.80%

The floating rate bank loan agreement contains restrictive financial covenants regarding cash flow coverage ratios and leverage ratios. The Company was in compliance with these covenants as of December 31, 2003 and 2002. The full amount of the loan is due on October 13, 2004. Management intends to refinance the loan, however, if the Company is unable to refinance all or portion of the loan, management believes that cash on hand in addition to cash flow during 2004 will provide sufficient cash to repay the loan if necessary. In order to increase available cash, the Company does not plan to make any cash distributions to Armstrong or Worthington during 2004.

(10)	Pension Benefit Programs

The Company has a defined benefit pension plan for eligible hourly employees in its manufacturing plant located in Malvern, Pennsylvania. The Company also contributes to the Worthington defined-contribution pension plan for all other eligible U.S. employees. Cost for this plan was $387,000, $497,000, and $378,000 for 2003, 2002, and 2001, respectively. The Company also contributes to government-related pension programs in a number of foreign countries. The cost for these plans amounted to $82,000, $60,000, and $43,000 for 2003, 2002, and 2001, respectively.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

The following table summarizes the balance sheet amounts, as well as the benefit obligations, assets, funded status, and rate assumptions associated with the Company’s defined benefit plan.

	2003	2002
	(thousands)
Benefit obligation at December 31	$8,051	6,956
Fair value of plan assets as of December 31	7,913	4,515

Funded status	(138)	(2,441)

Intangible asset	1,062	1,187
Accumulated other comprehensive loss	1,662	1,428

Prepaid benefit cost	$2,586	174

Weighted average assumptions:
Discount rate	6.00%	6.75%
Expected long-term rate of return on plan assets	8.00	8.00

	2003	2002	2001
Benefit cost	$490	411	310
Employer contribution	2,902	386	574
Benefits paid	204	172	172

The intangible asset is included in other assets, and the prepaid benefit cost is included in other current assets. The plan’s assets consist of cash, bonds and notes, and common stocks.

(11)	Income Taxes

Income before income taxes from U.S. operations totaled $38,957,000, $36,426,000, and $29,918,000 in 2003, 2002, and 2001, respectively, while income before income taxes from foreign operations was $4,001,000, $3,720,000, and $3,440,000, respectively. The Company is a joint venture partnership in the United States, and accordingly, all U.S. federal and state income taxes are the responsibility of the two joint venture partners. Therefore, no income tax provision has been recorded on U.S. income. There are no significant differences between the statutory income tax rates in foreign countries where the Company operates and the income tax provision recorded in the income statements.

Deferred tax balances recorded on the balance sheets relate primarily to depreciation and accrued expenses. In 2003, the provision for income tax expense (benefit) was $1,217,000 comprising $1,531,000 current and $(314,000) deferred. In 2002, the provision for income tax expense (benefit) was $918,000 comprising $1,334,000 current and $(417,000) deferred. In 2001, the provision for income tax expense (benefit) was $1,074,000, comprising $1,590,000 current and $(516,000) deferred.

(12)	Leases

The Company rents certain real estate and equipment. Several leases include options for renewal or purchase and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Rent expense amounted to $2,110,000, $1,774,000, and $1,712,000 during 2003, 2002, and 2001, respectively.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

Future minimum payments by year and in the aggregate for operating leases having noncancelable lease terms in excess of one year are as follows (in thousands):

Year:
2004	$1,760
2005	819
2006	565
2007	574
2008	266
Thereafter	2,062

Total	$6,046

(13)	Related Parties

Armstrong provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. The Company paid $10,494,000, $9,993,000, and $10,783,000 for these services in 2003, 2002, and 2001, respectively. The Company also leases certain land and buildings from Armstrong and, accordingly, paid rent of $385,000, $330,000, and $330,000 in 2003, 2002, and 2001, respectively. No amounts were owed to Armstrong as of December 31, 2003 or 2002. Armstrong purchases some grid products from the Company, which are then resold along with Armstrong inventory to the customer. The total amount of sales to Armstrong was approximately $50,975,000, $41,168,000, and $38,179,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

Worthington also provides certain administrative processing services to the Company and received $17,000, $16,000, and $17,000 as reimbursement in 2003, 2002, and 2001, respectively. The Company purchased $6,904,000, $7,685,000, and $35,123,000 of raw materials from Worthington and related companies in 2003, 2002, and 2001, respectively. The Company also leases certain land and buildings from Worthington, and accordingly, paid rent of $0, $449,000, and $447,000 in 2003, 2002, and 2001, respectively. The Company owed $607,000 and $956,000 to Worthington as of December 31, 2003 and 2002, respectively.

On December 6, 2000, Armstrong filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. The Company was not part of this filing. Management does not expect this event to have an adverse effect on the Company’s financial condition, liquidity, or results of operations.

(14)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(15)	Subsequent Event

The Company announced that it plans to close its Malvern, Pennsylvania and Sparrows Point, Maryland plants and consolidate those manufacturing operations at a new plant in Aberdeen, Maryland. Management expects substantially all of the manufacturing equipment from Malvern and Sparrows Point to be transferred to the new facility, and therefore no impairment of any long-lived assets has been recorded at December 31, 2003. Management also expects many of the employees from Malvern and Sparrows Point plants to transfer to the new facility. Benefits under the defined benefit pension plan for hourly employees at the Malvern plant will be curtailed, and management expects that severance will be paid in 2004 to those employees who do not transfer. These items are expected to be incurred and recorded in 2004.